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                  EXHIBIT 11  --  PROFORMA COMPARISON
                     OLD KENT FINANCIAL CORPORATION
EARNINGS PER SHARE CALCULATIONS - PRIMARY AND FULLY DILUTED

                                            Three Months Ended March 31
                                               1 9 9 6      1 9 9 5
P R I M A R Y
NET INCOME.................................. $39,234,000  $34,703,000
Deduct dividends on preferred stock.........     -  0  -      -  0  -
INCOME FOR PRIMARY E.P.S. CALCULATION....... $39,234,000  $34,703,000

Average common shares outstanding...........  45,282,193   45,243,822
Common stock equivalents....................     348,450      354,163
SHARES FOR PRIMARY E.P.S. CALCULATION.......  45,630,643   45,597,985

PRIMARY E.P.S...............................       $0.86        $0.76
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